UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

GENE LOGIC INC.
(NAME OF SUBJECT COMPANY (ISSUER))

GENE LOGIC INC. (OFFEROR)
(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

OPTIONS TO PURCHASE COMMON STOCK $.01 PAR VALUE,
HAVING AN EXERCISE PRICE OF $11.00 OR MORE PER SHARE
(TITLE OF CLASS OF SECURITIES)

(36868910)
(CUSIP NUMBER OF CLASS OF SECURITIES)
(UNDERLYING COMMON STOCK)

DUDLEY STAPLES, ESQ.
GENE LOGIC INC.
708 QUINCE ORCHARD ROAD
GAITHERSBURG, MARYLAND 20878
TELEPHONE NO.: (301) 987-1700
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee**

$2,330,277	$276

* Calculated solely for purposes of determining the filing fee. This calculation assumes that options to purchase 2,987,534 shares of common stock of Gene Logic Inc. will be exchanged pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate transaction value of such options of $2,330,277, as of November 5, 2002, calculated based on the Black-Scholes option pricing model, multiplied by (ii) $92.00 per each U.S. $1.0 million of the value of the transaction.

**      Previously paid

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $276	Form or Registration No.: Schedule TO
Filing Party: Gene Logic Inc.	Date Filed: November 7, 2002

[  ]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

Introductory Statement

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Gene Logic Inc., a Delaware corporation (“Gene Logic”), on November 7, 2002 relating to the solicitation by Gene Logic of requests to exchange options granted having an exercise price of $11.00 or more per share outstanding under Gene Logic’s 1996 Stock Plan, as amended, and the 1997 Equity Incentive Plan, as amended (the “1997 Plan”) to purchase shares of Gene Logic common stock, $0.01 par value per share, for new options that will be granted under and subject to the 1997 Plan, upon the terms and subject to the conditions described in the Offer to Exchange Outstanding Stock Options, dated November 7, 2002 (as amended from time to time, the “Offer to Exchange”).

     This Amendment No. 1 amends and supplements the Schedule TO and Offer to Exchange in order to:

(i)	delete the first sentence of Section 6 (“Conditions of this Offer”).

(ii)	change the following numbers appearing in the third paragraph on page 15 of the Offer to Exchange: (a) the number of shares subject to eligible options outstanding from 2,994,659 to 2,987,534, (b) the number of shares subject to new options to be granted (if all outstanding eligible options are exchanged under the proposed exchange ratio and subject to the conditions set forth in the offer) from 2,395,727 to 2,390,027 and (c) the percentage represented by such shares of the total shares of Gene Logic's common stock outstanding as of November 5, 2002 from 8.9% to 8.8%.

(iii)	change the number of eligible options outstanding appearing in footnote (1) on page 22 of the Offer to Exchange from 2,994,659 to 2,987,534.

(iv)	change the percentage of shares subject to all options outstanding under Gene Logic's plans appearing in the first full paragraph on page 22 of the Offer to Exchange from 44.8% to 44.6%.

ITEM 12. EXHIBITS

(a)(1) Offer to Exchange Outstanding Stock Options, dated November 7, 2002.

(a) (2) Form of Election Form.*

(a) (3) Form of Notice of Withdrawal.*

(a) (4) Form of Notice of Acceptance.*

(a) (5) Form of Cover Letter to Eligible Optionholders.*

(a) (6) Form of Email message to Eligible Optionholders.*

(a)(7) Power point presentation to employees describing offer to exchange.*

(b) Not applicable.

(d)(1) Gene Logic Inc. 1997 Equity Incentive Plan, as amended is incorporated herein by reference to Gene Logic’s Definitive Proxy Statement filed with the SEC on April 12, 2002.

(d)(2) Form of Stock Option Agreement pursuant to the 1997 Equity Incentive Plan, as amended, is incorporated by reference to Gene Logic’s Registration Statement on Form S-1 filed with the SEC on October 7, 1997.

(d)(3) Gene Logic Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001 is incorporated herein by reference.

(d)(4) Gene Logic Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 and Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2002 are incorporated herein by reference.

(g) Not applicable.

(h) Not applicable.

________
*  Previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

GENE LOGIC INC.

By: /s/ Philip L. Rohrer, Jr. Philip L. Rohrer, Jr. Chief Financial Officer

Dated: November 22, 2002

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)	Offer to Exchange Outstanding Stock Options, dated November 7, 2002,
(a)(2)	Form of Election Form.*
(a)(3)	Form of Notice of Withdrawal.*
(a)(4)	Form of Notice of Acceptance.*
(a)(5)	Form of Cover Letter to Eligible Optionholders.*
(a)(6)	Form of Email message to Eligible Optionholders.*
(a)(7)	Power point presentation to employees describing offer to exchange.*
(b)	Not applicable.
(d)(1)	Gene Logic Inc. 1997 Incentive Plan, as amended, is incorporated herein by reference to Gene Logic’s Definitive Proxy Statement filed with the SEC on April 12, 2002.
(d)(2)	Form of Stock Option Agreement pursuant to the 1997 Equity Incentive Plan, as amended, is incorporated by reference to Gene Logic’s Registration Statement on Form S-1 filed with the SEC on October 7, 1997.

(d)(3)	Gene Logic Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001 is incorporated herein by reference.
(d)(4)	Gene Logic Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 and Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2002 are incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

_______
*  Previously filed